UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **AngloGold Ashanti Beats Q1 Operating Guidance; Costs 7% Lower**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

11 May 2015

NEWS RELEASE

AngloGold Beats Q1 Operating Guidance; Costs 7% Lower

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti today posted a first-quarter operational performance ahead of market guidance, with a 7% year-on-year improvement in all-in sustaining costs (AISC) due mainly to a strong result from its international mines. The company maintained its full-year guidance for production, costs and capital expenditure.

Production was 969,000oz at total cash cost of $744/oz in the three months through March 31, 2015, down from 1.055Moz at $770/oz in the first quarter of last year. Production was affected by a slow start in South Africa after the Christmas break, the sale of the Navachab mine last year as well as the transition of Obuasi to limited operations phase in December. The result compared with guidance of 900,000oz to 940,000oz at $830/oz to $860/oz/oz. AISC improved from $993/oz to $926/oz, while all-in-costs decreased by 8% from $1,114/oz to $1,026/oz over the same period.

"This is an exceptionally strong performance from our International portfolio in particular, and one which shows the benefit of our diversified portfolio," Chief Executive Officer Srinivasan Venkatakrishnan said. "We've continued to focus on delivering real operational efficiencies and tight cost management, while ensuring we benefit from weaker producer currencies and lower oil prices. It shows in these results."

AngloGold Ashanti has over the past two years cut overhead expenditure by two-thirds while improving the quality of its portfolio through the introduction of two new, low-cost mines, selling some assets, closing others and removing loss-making ounces from ongoing operations. The company is testing market interest for the sale of all or part of its Cripple Creek & Victor mine in the US, and is in talks to sell its stake in the Sadiola and Yatela mines in Mali, with the proceeds of any potential sales earmarked to reduce debt levels. Binding bids submitted for all, or part of Cripple Creek, are currently being considered.

The company's international portfolio, which covers mines in nine countries, saw AISC 13% lower than the first quarter of 2014 at $849/oz, while production from ongoing operations was 2% higher year-on-year at 730,000oz. Standout performances were delivered by the Geita and Cerro Vanguardia mines, while the contribution from the Tropicana and Kibali mines reflected their full ramp-up. Work is currently underway on a range of brownfield projects to extend life, improve production or enhance efficiencies, at the Geita, Serra Grande, Siguiri and Sunrise Dam mines.

The international portfolio helped offset a difficult start for the South Africa mines, which were impacted by safety-related stoppages and power outages. Production from South Africa was down 18% compared with the first quarter of last year, while AISC were 12% higher. Delays in accessing higher-grade ore from the Mponeng mine's Below 120 Level project caused primarily by safety stoppages are likely to affect efficiencies at that operation this year.

First-quarter adjusted headline earnings (AHE) were $35m, or 9 US cents per share in the three months to 31 March 2015, compared with $119m, or 29 US cents per share, in the first quarter of 2014, impacted by lower ounces sold from Ghana, Namibia and South Africa, the lower gold price and a higher tax charge. An adjusted headline loss of $117m, or 29 US cents per share, was recorded the previous quarter.

Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) were $409m, compared with $476m in the first quarter of 2014, with the reduction due mainly to the 6% reduction in the gold price received and a 9% reduction in ounces sold. However, adjusted EBITDA was higher than the previous quarter's $407m, given the lower costs quarter-on-quarter which helped offset lower output from the South Africa region.

Outlook

Production guidance for the second quarter is estimated to be between 960,000oz to 1,000,000oz at total cash costs of $770/oz to $820/oz, assuming average exchange rates of R11.92/$. BRL2.95/$, $0.79/A$ and AP9.00/$. Oil at $70/bl average for the quarter.

The annual guidance remains unchanged for production at 4.0moz to 4.3moz total cash costs at US$770/oz to $820/oz and All-in sustaining costs of $1,000/oz-$1,050/oz, assuming average exchange rates of R11.60/$. BRL2.60/$, $0.85/A$ and AP9.50/$, while the average oil price for the year is assumed at $70/bl. Capital expenditure guidance for the year also remains unchanged at $1.0 to 1.1bn.

Both production and cost estimates assume neither labour interruptions, power disruptions or changes in asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have a material adverse effect on our future results.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2015

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary